United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

REASON FOR AMENDMENT
     The reason for this amendment is to amend certain interim financial information for the quarter ended June 30, 2010 furnished to the SEC in a report on Form 6-K on August 2, 2010. Specifically, we have presented the line items “Assets held for sale” and “Liabilities held for sale” as part of current assets and current liabilities, respectively, and made minor adjustments to Note 20, which provides segment and geographical information. This report also includes a discussion of our results of operations for the six months ended June 30, 2010 and 2009.
INCORPORATION BY REFERENCE
     This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01) and on July 6, 2009 (File Nos. 333-160448 and 333-160448-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Page
Results of operations for the six months ended June 30, 2010 and 2009	1

Liquidity and capital resources	9

Exhibit Index	12
EX-99.A
EX-99.B
EX-99.C
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
Overview
     In the first half of 2010, we had our best performance since the peak of the global financial crisis in the third quarter of 2008. Our first-half results reflect rising global demand for minerals and metals, control of operating costs and efforts to increase production, as well as the implementation of a new pricing regime for iron ore and iron ore pellets beginning in the second quarter of 2010.
     In the first half of 2010, we generated net income attributable to the Company’s stockholders of US$5,309 million, an increase of US$3,156 million, or 146.6%, compared to the first half of 2009. The growth in net income was driven primarily by a US$4,031 million increase in operating income, reflecting higher sale volume and sale prices in connection with the global economic recovery. The increase in operating income was partially offset by a change in non-operating expenses of US$2,393 million, mainly due to losses from derivatives and higher financial expenses.
Recent Developments
     New pricing regime for iron ore and iron ore pellets
     As disclosed in our annual report on Form 20-F, we reached agreements on a new pricing regime for iron ore and iron ore pellets earlier this year, and all of our sales contracts currently in effect have been priced accordingly. Under the new regime, contractual sale prices are adjusted on a quarterly basis, as opposed to an annual basis. The adjustment for each quarter is based on the three-month average price of specified indices, for the period ended one month before the beginning of the quarter (e.g., prices for the second quarter were based on the average price recorded on the indices for the period from December 2009 to February 2010).
     One of the key features of a price system is the ability to recognize product quality differences. The new system recognizes at least partially the superior value-in-use of iron ores through a price premium for higher iron content. Accordingly, lump ores, blast furnace and direct reduction pellets will earn price premia over the price for iron ore fines.
     Acquisitions and divestitures
     In April 2010, as part of our efforts to meet our future production targets and to enhance our leadership in the global iron ore industry as the main supplier of high-quality material, we acquired a 51% interest in BSG Resources (Guinea) Ltd. (renamed VBG – Vale BSGR Limited), which holds iron ore concession rights in Simandou South (Zogota), Guinea, and iron ore exploration permits in Simandou North. Of the total purchase price, US$500 million was paid, and the remaining US$2,000 million is payable upon achievement of specific milestones. In connection with this acquisition, we have also committed to renovate 660 kilometers of the Trans-Guinea railway for passenger transportation and light commercial use.
     In May 2010, we entered into an agreement with Norsk Hydro ASA (Hydro) to transfer our stakes in Albras – Alumínio Brasileiro S.A. (Albras), Alunorte – Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with off-take rights and outstanding commercial contracts for US$405 million in cash, the assumption of US$700 million of net debt by Hydro and, following a rights offering by Hydro, a 22% stake in Hydro. In connection with this transaction, we will transfer the Paragominas bauxite mine and all of our other Brazilian bauxite mineral rights (apart from rights owned through our stake in Mineração Rio do Norte S.A.) to a new joint venture company. At closing, we will sell 60% of this joint venture to Hydro for US$600 million in cash. The remaining 40% of the joint venture will be sold in two equal tranches in 2013 and 2015, each for US$200 million in cash.
     In May 2010, we concluded an important acquisition of fertilizer assets in Brazil. In line with our strategy to become a leading global player in the fertilizer business, we acquired for a total of US$4,710 million Bunge Participações e Investimentos S.A. (BPI) (renamed Vale Fosfatados S.A.) and a 58.6% stake in Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil). As previously announced, we have an option to acquire from The Mosaic Company, a further 20.27% stake in Fosfertil, for US$1,029 million at the same price per share of US$12.0185. We plan to launch a mandatory offer to acquire the remaining 0.19% of the common shares held by the minority shareholders.
     In May 2010, we sold our 86.2% stake in Pará Pigmentos S.A. (PPSA), a kaolin producer, and other kaolin mineral rights located in the state of Pará, Brazil. The assets were sold to Imerys S.A., a company listed on Euronext Paris, for US$70 million.
     In May 2010, we entered into an agreement with Oman Oil Company S.A.O.C. (OOC), a company wholly owned by the Government of the Sultanate of Oman, to sell 30% of Vale Oman Pelletizing Company LLC (VOPC), for US$125 million. The transaction is subject to certain conditions.
     In June 2010, we acquired an additional 24.5% stake in the Belvedere coal project (Belvedere) for US$92 million from AMCI Investments Pty Ltd (AMCI). As a result of this transaction, Vale increased its participation in Belvedere to 75.5% from 51.0%.
     On July 7, 2010, we announced the conclusion of sales of minority stakes in the company that owns and operates the Bayóvar project in Peru, MVM Resources International B.V., to provide the project with access to technical expertise, guaranteed product off-take and enhanced product distribution capabilities. The Mosaic Company purchased 35% of MVM for US$385 million, and Mitsui & Co., Ltd. purchased 25% for US$275 million. We retain control of the project, with a 51% stake in the voting shares and a 40% stake in the total capital of MVM.
     End of labor strikes in Ontario
     On July 9, 2010 we announced the ratification of new five-year collective bargaining agreements with the unions that represent production and maintenance employees at our Sudbury and Port Colborne operations in Ontario, Canada (United Steelworkers (USW) Locals 6500 and 6200). The settlements mark the end of a strike that began in July 2009.

Revenues
     Our gross operating revenues were US$16,778 million in the first half of 2010, 59.7% higher than in the first half of 2009, as a result of increases in both sale volume and sale prices, which reflect the recovery from the worldwide financial crisis that began in late 2008. The proportion of our total gross operating revenues attributable to sales of bulk materials increased to 73.6% in the first half of 2010 from 61.4% in the first half of 2009, while the proportion of our total operating revenues attributable to base metals decreased to 19.4% from 30.1% in the same period last year. In the first half of 2010, sales to Asia decreased to 49.6% of our total revenues from 60.5% in the first half of 2009, while sales to the Americas (excluding Brazil) declined to 6.1% from 9.7%, and sales to Europe increased to 22.3% from 14.1%. The following table presents our gross operating revenues by product and our total net operating revenues for the periods indicated.

	Six months ended June 30,
	2009		2010
	(US$ million)
	(unaudited)		(unaudited)		%Change
Bulk Materials:
Iron ore	US$	5,551	US$	9,182	65.4
Iron ore pellets		452		2,393	429.4
Manganese		58		147	153.4
Ferroalloys		148		312	110.8
Pig iron		11		9	(18.2)
Coal		230		312	35.7

Subtotal		6,450		12,355	91.6

Base Metals:
Nickel and other products (1)		1,972		1,621	(17.8)
Copper concentrate (2)		277		387	39.7
Aluminum products		910		1,254	37.8

Subtotal		3,159		3,262	3.3

Fertilizer nutrients:
Potash		186		120	(35.5)
Phosphates		—		155	—

Subtotal		186		275	47.8
Logistics:
Railroads		381		537	40.9
Ports		99		181	82.8
Ships		—		5	—

Subtotal		480		723	50.6
Other products and services		230		163	(29.1)

Gross revenues		10,505		16,778	59.7
Value added tax		(233)		(516)	121.5

Net operating revenues	US$	10,272	US$	16,262	58.3

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.
     Iron ore. Gross revenues from sales of iron ore increased 65.4% in the first half of 2010 compared to the first half of 2009, primarily as a result of a 42.1% increase in the average sale price and a 16.4% increase in volume sold. The increase in the average sale price resulted from price increases under the new quarterly pricing system beginning in the second quarter of 2010. The increase in volume is a consequence of the worldwide economic recovery. Given strong demand pressure, the market for iron ore has been very tight, with rising spot prices and a decreasing stock-to-consumption ratio in China relative to last year. The price indices that affect our prices under the new quarterly pricing system were higher in the three-month period (March/April/May 2010) that was being taken into account to price third quarter 2010 sales and declined in the following three-month period (June/July/August 2010) that will be taken as a reference to price fourth quarter 2010 sales. For more information about this pricing system, see Recent Developments, above.
     Iron ore pellets. Gross revenues from sales of iron ore pellets increased 429.4%, driven by a 236.4% increase in volume sold due to increased utilization of production capacity, and a 58.9% increase in the average sale price due to the new pricing regime described above in relation to iron ore, which also covers iron ore pellets.

     Manganese ore. Gross revenues from sales of manganese ore increased 153.4%, driven by a 70.4% increase in the average sale price and a 49.6% increase in volume sold due to demand from the Chinese ferroalloy industry.
     Ferroalloys. Gross revenues from sales of ferroalloys increased 110.8%, due primarily to a 62.9% increase in volume sold in connection with the recovery of the steel industry, a 29.0% increase in the average sale price and a favorable change in the mix of alloys sold.
     Coal. Gross revenues from sales of coal increased 35.7%, mainly due to the consolidation of sales from Vale Colombia, which Vale acquired in the first quarter of 2009.
     Nickel and other products. Gross revenues from this segment decreased 17.8%, mainly due to a decline in volume sold as a result of the labor strikes at our production plants in Sudbury and Voisey Bay.
•	Gross revenues from nickel sales decreased 3.2%, primarily due to a 45.7% decline in volume sold, which was partially offset by a 78.5% increase in the average sale price due to an increase in the LME price.

•	Gross revenues from copper sales decreased 68.4%, primarily due to a 75.9% decline in volume sold, which was partially offset by a 31.5% increase in the average sale price.
     Potash. Gross revenues from sales of potash decreased 35.5%, mainly due to a 34.2% decrease in the average sale price as a result of a decline in the international reference price.
     Phosphates. Gross revenues from sales of phosphates are attributable to the consolidation of Vale Fosfatados (formerly known as Bunge Participações e Investimentos S.A.), which Vale acquired in May 2010.
     Copper concentrate. Gross revenues from sales of copper concentrate increased 39.7%, reflecting a 57.2% increase in the average sale price as a result of structural limitations on the growth of the supply of concentrates. The increase was partially offset by an 11.0% decrease in volume sold.
     Aluminum products. Gross revenues from sales of aluminum-related products increased 37.8%, primarily reflecting an increase in the average sale price as a result of an increase in the LME price.
     Logistics services. Gross revenues from sales of logistics services increased 50.6% as a result of the factors listed below.
•	Revenues from railroad transportation increased 40.9%, primarily reflecting the rise in transportation of agricultural products and steel industry inputs and products in the first half of 2010.

•	Revenues from port operations increased 82.8% due to increased operational efficiencies.
     Other products and services. Gross revenues from sales of other products and services decreased 29.1%, primarily due to the classification of kaolin as a discontinued operation in the first quarter of 2010.

Operating costs and expenses
     The following table summarizes our operating costs and expenses for the periods indicated.

	Six months ended June 30,
	2009		2010
	(US$ million)
	(unaudited)		(unaudited)		% Change
Cost of ores and metals sold	US$	4,400	US$	5,565	26.5
Cost of aluminum products		981		1,052	7.2
Cost of logistic services		343		492	43.4
Cost of fertilizer products		64		213	232.8
Cost of other products and services		247		339	37.2

Cost of goods sold		6,035		7,661	26.9

Selling, general and administrative expenses		463		636	37.4
Research and development expenses		454		361	(20.5)
Other operating costs and expenses		659		912	38.4

Total operating costs and expenses	US$	7,611	US$	9,570	25.7

The following table summarizes our cost of goods sold for the periods indicated.

	Six months ended June 30,
	2009		2010
	(US$ million)
	(unaudited)		(unaudited)		% Change
Outsourced services	US$	943	US$	1,171	24.2
Materials costs		1,220		1,304	6.9
Energy:
Fuel		517		852	64.8
Electric energy		353		514	45.6

Subtotal		870		1,366	57.0

Acquisition of products:
Iron ore and iron ore pellets		48		307	539.6
Aluminum products		134		140	4.5
Nickel		162		160	(1.2)
Other		9		32	255.6

Subtotal		353		639	81.0

Personnel		892		873	(2.1)
Depreciation and depletion		1,094		1,268	15.9
Other costs of goods sold		663		1,040	56.9

Total	US$	6,035	US$	7,661	26.9

     Our total cost of goods sold was US$7,661 million in the first half of 2010, 26.9% higher than in the first half of 2009. Of the US$1,626 million increase in cost of goods sold, US$977 million was attributable to higher sale volume, and US$925 million was attributable to the average appreciation of the Brazilian real against the U.S. dollar. The increase in costs was partially offset by our efforts to reduce costs by optimizing the flow of materials, optimizing plant and labor utilization, and cutting administrative costs, among other measures.
•	Outsourced services costs (primarily for operational services such as waste removal, cargo freight and maintenance of equipment and facilities) increased 24.2%, driven primarily by higher volume sold and the appreciation of the Brazilian real against the U.S. dollar.

•	Materials costs increased 6.9%, driven primarily by higher volume sold and the appreciation of the Brazilian real against the U.S. dollar.

•	Energy costs increased 57.0%, driven primarily by higher volume sold, higher average prices and the appreciation of the Brazilian real against the U.S. dollar.

•	Costs for the acquisition of products from third parties increased 81.0%, driven primarily by the purchase of iron ore and iron ore pellets. In 2009, Vale did not purchase iron ore pellets from third parties, due to the lower level of demand during the financial crisis.

•	Personnel costs decreased 2.1%, due primarily to the stoppage of our nickel plants and partially offset by a 7% wage increase for Brazilian employees that took effect in November 2009 and by the appreciation of the Brazilian real against the U.S. dollar.

•	Depreciation and depletion expense increased 15.9%, driven primarily by the general increase in volume sold and the appreciation of the Brazilian real against the U.S. dollar. The increase was effectively offset by lower volume sold from the Northern System (as a result of problems with transportation logistics).

•	Other costs of goods sold increased 56.9%, primarily reflecting higher expenditures for mining royalties, the adjustment of inventories in the ferrous minerals business, the effects of purchase accounting adjustments of US$24 million in connection with the acquisition of Fosfertil and Vale Fosfatados S.A. (formerly known as Bunge Participações e Investimentos S.A.), and increased demurrage costs as a result of greater activity during the first half of 2010.
Selling, general and administrative expenses
     Selling, general and administrative expenses increased 37.4%, due primarily to increased expenses with respect to personnel, sales, services and advertising.
Research and development expenses
     Research and development expenses decreased 20.5% in the first half of 2010, primarily due to the conclusion of some projects.
Other operating costs and expenses
     Other operating costs and expenses increased by US$253 million in the first half of 2010 compared to the same period in 2009, mainly due to a provision for contingent liabilities related to civil claims brought by inhabitants of Port Colborne and pre-operating expenses related to our New Caledonia, Onça Puma and Salobo plants.

Operating income by segment
     The following table shows our operating income by segment and as a percentage of revenues for the periods indicated.

	Six months ended June 30,
	2009			2010
	Segment operating income (loss)
	(US$ million)		% of net operating	(US$ million)		% of net operating
	(unaudited)		revenues	(unaudited)		revenues
Bulk Materials:
Iron ore	US$	3,053	55.6%	US$	5,296	58.7%
Iron ore pellets		(38)	(9.0)		1,249	55.2
Manganese ore		12	21.1		74	52.5
Ferroalloys		(13)	(9.8)		112	40.0
Pig iron		(2)	(18.2)		—	—
Coal		(3)	(1.3)		(97)	(31.1)

Subtotal		3,009	47.4		6,634	55.1

Base Metals:
Nickel and other products (1)		(241)	(12.2)		(162)	(9.9)
Copper concentrate (2)		27	9.9		69	18.3
Aluminum products		(135)	(15.1)		141	11.4

Subtotal		(349)	(11.1)		48	1.5

Fertilizer nutrients:
Potash		106	58.6		16	14.0
Phosphates		—	—		(16)	(11.4)

Subtotal		106	58.6		—	—

Logistics:
Railroads		17	5.3		49	10.9
Ports		5	5.9		40	25.5
Ships		—			(11)	(220.0)

		22	5.4		78	12.7
Other		(127)	(62.0)		(68)	(53.5)

Total	US$	2,661	25.9%	US$	6,692	41.2%

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.
     Operating income as a percentage of net operating revenues increased from 25.9% in the first half of 2009 to 41.2% in the first half of 2010. In general, the segments benefited from higher prices and volume sold, as summarized in more detail below.
•	The increase in operating margin for iron ore and iron ore pellets primarily reflects higher average sale prices and volume sold.

•	The increase in operating margins for manganese and ferroalloys is attributable to higher prices.

•	The decrease in operating margin for coal is attributable to higher expenses related to the operations of Vale Colombia and Vale Australia.

•	The decrease in operating margin for potash is attributable to the reassessment of inventories and the purchase price allocation for Vale Fosfatados (formerly known as Bunge Participações e Investimentos S.A.) and Fosfertil.

•	The increase in operating margin in the aluminum products segment resulted primarily from higher average sale prices.

•	The increase in operating margin for railroads is due to the mix of products carried.

•	The increase in operating margin for ports is due to increased operational efficiencies.

•	The increase in operating margin for copper concentrate reflects higher prices.
Non-operating income (expenses)
     The following table details our non-operating income (expenses) for the periods indicated.

	Six months ended June 30,
	2009		2010
	(US$ million)
	(unaudited)		(unaudited)
Financial income	US$	218	US$	117
Financial expenses		(580)		(979)
Gains (losses) on derivatives, net		891		(342)
Foreign exchange and indexation gains, net		539		36
Gain on sale of investments		157		—

Total	US$	1,225	US$	(1,168)

     We had net non-operating expenses of US$1,168 million in the first half of 2010, compared to net non-operating revenues of US$1,225 million in the first half of 2009. This variation primarily reflects the following factors:
•	Losses on derivatives of US$342 million in the first half of 2010 compared to gains of US$891 million in the first half of 2009. The net fair value of our currency and interest rate swaps, which mainly convert our Brazilian real-denominated debt into U.S. dollars to protect our cash flow from exchange rate volatility, produced a positive effect of US$967 million in the first half of 2009 due to the appreciation of the real against the U.S. dollar, and a loss of US$263 million in the first six months of 2010 due to the depreciation of the real against the U.S. dollar.
•	An increase in financial expenses of US$399 million, principally due to the mark-to-market effects of our amounts due under our shareholder debentures, IOF (financial operations tax) charges related to the conversion of our mandatorily convertible notes due June 2010, and higher financial interest due to a higher average level of debt.

•	A decrease in financial income of US$101 million, principally due to a lower average cash balance.

•	Lower foreign exchange and indexation gains due to foreign exchange loss generated by the combination of lower cash and treasury positions in U.S. dollars in the first half of 2010 and the depreciation of the Brazilian real against the U.S. dollar during the first half of 2010.

•	No gain on sale of investments in the first half of 2010, compared to a US$157 million gain on the sale of all our common shares of Usiminas Siderúrgicas de Minas Gerais S.A. — Usiminas in the first half of 2009.

Income taxes
     In the first half of 2010, we recorded income tax expense of US$422 million, compared to US$1,930 million in the same period of 2009. The effective tax rate on our pretax income was 7.6%, lower than the statutory rate, mainly because of a retroactive tax benefit eligible for recognition this year related to our Carajás iron ore operations, the tax benefit of shareholder distributions categorized as interest on stockholders’ equity, and a 3.5% depreciation of the Brazilian real against the U.S. dollar during the first half of 2010. The effective tax rate on our pretax income was 49.7% in the first half of 2009, substantially higher than the statutory rate, mainly because of the effect caused by the 16.5% appreciation of the Brazilian real against the US dollar during the first half of 2009. Exchange variations directly impact the exchange gains or losses recognized on transactions between the parent company and certain subsidiaries with lower statutory tax rates. Although those gains and losses are eliminated from reported consolidated pretax amounts in the consolidation and currency re-measurement process, they are not eliminated for tax purposes since in Brazil there is no consolidated income tax regime.
Affiliates and joint ventures
     Our equity in the results of affiliates and joint ventures increased to US$379 million in the first half of 2010 from US$207 million in the same period of 2009. The increase is primarily attributable to our joint venture Samarco, which experienced higher sale volume and prices for iron ore pellets.
LIQUIDITY AND CAPITAL RESOURCES
Overview
     In the ordinary course of business, our principal uses of funds are capital expenditures, dividend payments and repayment of debt. We have historically met these funding requirements by using cash generated from operating activities and through short-term and long-term borrowings. For 2010, we have budgeted US$12,900 million for capital expenditures and announced minimum dividend payments of US$2,500 million. We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements.
     We regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make selected acquisitions and investments to implement our business strategy. We may fund these investments with internally generated funds or with borrowings, supplemented in some cases by dispositions.
Sources of funds
     Our principal sources of funds are operating cash flow and borrowings. Our operating activities generated positive cash flow of US$5,082 million in the first half of 2010.
     In 2009, we completed an offering of mandatorily convertible notes and two other debt offerings. In July 2009, our wholly owned finance subsidiary Vale Capital II issued US$942 million of notes due June 2012 that are mandatorily convertible into ADSs. These notes bear interest at 6.75% per annum, and we will pay additional remuneration based on the net amount of cash distributions paid to ADS holders. In September 2009, Vale Overseas Limited issued US$1,000 million of 10-year notes guaranteed by Vale. These notes bear interest at 5.625% per annum, payable semi-annually and will mature in September 2019. In November 2009, our wholly owned finance subsidiary Vale Overseas Limited also issued US$1,000 million of 30-year notes guaranteed by Vale. These notes bear interest at 6.875% per annum, payable semi-annually and will mature in November 2039.
     In March 2010, we issued €750 million notes due March 2018 with a coupon of 4.375% per annum, payable annually. In June 2010, we entered into a bilateral pre-export finance agreement in the amount of US$500 million, for a term of 10 years.
     We have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At June 30, 2010, the total amount available under revolving credit lines was US$1,600 million, of which US$850 million was granted to Vale International and the balance to Vale Inco. As of June 30, 2010, neither

Vale International nor Vale Inco had drawn any amounts under these facilities, but US$108 million of letters of credit were issued and remained outstanding pursuant Vale Inco’s facility.
     In April 2008, we entered into a credit line of R$7,300 million, or US$4 billion, with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian national development bank, of which we have drawn US$862 million as of June 30, 2010.
     In May 2008, we entered into framework agreements with the Japan Bank for International Cooperation in the amount of US$3,000 million and Nippon Export and Investment Insurance in the amount of US$2,000 million for the financing of mining, logistics and power generation projects. In November, 2009, Vale has signed a US$300 million export facility agreement, through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance — NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona river, island of Sulawesi, Indonesia. Through June 30, 2010, PT International had drawn down US$150 million on this facility.
     In May 2010, we entered into an agreement with Hydro to transfer most of our alumina and aluminum operations for US$405 million in cash, the assumption of US$700 million of net debt by Hydro and, following a rights offering by Hydro, a 22% stake in Hydro. In addition, we will transfer bauxite mines and mineral rights (apart from rights owned through our stake in Mineração Rio do Norte S.A.) to a joint venture company of which a 60% stake will be sold to Hydro, at closing, for US$600 million. Hydro will purchase the remaining 40% of the joint venture in two tranches, each for US$200 million in cash, in 2013 and 2015 respectively. For more details, see Recent Developments.
Uses of funds
     Major acquisitions
     In May 2010, we acquired for a total of US$4,710 million Bunge Participações e Investimentos S.A. (BPI) (renamed Vale Fosfatados S.A.) and a 58.6% stake in Fertilizantes Fosfatados S.A. - Fosfertil (Fosfertil).
     Capital expenditures
     For 2010, we have budgeted US$12,894 million for capital expenditures. This amount includes expenditures on project development as well as maintenance of existing operations, and research and development, which are treated as current expenses for accounting purposes. Our actual capital expenditures may differ from the budgeted amount for a variety of reasons, including changes in exchange rates. In the first half of 2010, we spent US$4,533 million on capital expenditures, excluding acquisitions.
     Distributions
     The minimum dividend announced for 2010 is US$2,500 million. The first installment of this minimum dividend, totaling US$1,250 million, was paid on April 30, 2010.
     In June 2010, we converted the mandatorily convertible notes due June 15, 2010 of our wholly owned subsidiary Vale Capital Limited, series RIO and RIO P, into common and preferred American Depositary Shares (ADSs), respectively. The conversion rate was 1.9026 common ADSs per Series RIO note and 2.2351 preferred ADSs per Series RIO P note. The ADSs into which the Series RIO notes were converted represented 49,305,205 common shares, equivalent to 1.5% of outstanding common shares, and the ADSs into which the Series RIO P notes were converted represented 26,130,033 preferred class A shares, equivalent to 1.3% of outstanding preferred class A shares.

Debt
     At June 30, 2010, we had aggregate outstanding debt of US$23,196 million. Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$23,083 million, compared with US$22,831 million at the end of 2009. At June 30, 2010, US$3 million of our debt was secured by liens on some of our assets. At June 30, 2010, our average debt maturity was 8.8 years.
     In general, our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with financial institutions. At June 30, 2010, we had US$88 million of outstanding short-term debt and US$25 million of loans from related parties.
     In addition to the aggregate outstanding debt mentioned above, at June 30, 2010, we had total debt of US$765 million included in liabilities associated with current assets held for sale deriving from the agreement with Hydro.
     Our major categories of long-term indebtedness are as follows. The amounts given below include the current portion of long-term debt and exclude accrued charges.
•	U.S. dollar-denominated loans and financings (US$5,633 million at June 30, 2010). This category includes export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. Most recently, in June 2010, we entered into a bilateral pre-export finance agreement in the amount of US$500 million and a final tenor of 10 years. The largest facility is a pre-export financing facility, linked to future receivables from export sales, that was originally entered into in the amount of US$6,000 million. The outstanding amount at June 30, 2010 was US$3,900 million.

•	U.S. dollar-denominated fixed rate notes (US$8,496 million at June 30, 2010). Through our finance subsidiary Vale Overseas Limited, we have issued in public offerings several series of fixed rate debt securities with a Vale guarantee, totaling US$7,381 million. Our subsidiary Vale Inco has issued fixed rate debt in the amount of US$1,100 million.

•	Euro-denominated fixed rate notes (US$918 million at June 30, 2010). On March 24, 2010, we issued €750 million of fixed-rate notes in a global public offering. These notes are due 2018 and have a coupon of 4.375% per year, payable annually.

•	Real-denominated non-convertible debentures (US$3,365 million at June 30, 2010). In November 2006, we issued non-convertible debentures in the amount of approximately US$2,600 million, in two series, with four- and seven-year maturities. The first series, approximately US$700 million at issuance, matures in 2010 and bears interest at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate. The second series, approximately US$1,900 million at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At June 30, 2010, the total amount of these two series was US$3,053 million.

•	Perpetual notes (US$78 million at June 30, 2010). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of the Brazilian bauxite producer Mineração Rio do Norte S.A. (MRN). Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.

•	Other debt (US$4,312 million at June 30, 2010). We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, denominated in Brazilian reais and other currencies.
     Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of default as of June 30, 2010.

EXHIBIT INDEX
Exhibit A: Condensed consolidated interim financial information
Exhibit B: Ratio of earnings to combined fixed charges and preferred dividends
Exhibit C: Awareness Letter of PricewaterhouseCoopers Auditores Independentes

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Sonia Zagury
Date: September 8, 2010		Sonia Zagury
Treasury and Finance Director